UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: January 12, 2024

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

 Description of the Transaction

As previously reported, on July 11, 2023, SEALSQ Corp, a company with limited liability organized under the law of the British Virgin Islands (the “Company”), entered into a Securities Purchase Agreement (the “Initial Securities Purchase Agreement”) with certain investors (collectively, the “Investors”) pursuant to which it sold (i) 4% Senior Original Issue Discount Convertible Notes due 2025 in an aggregate principal amount of $10,000,000.00 (the “First Tranche Notes”) and (ii) Warrants with a 5-year maturity (the “First Tranche Warrants”), to purchase an aggregate of 245,816 number of Ordinary Shares (the “First Tranche Closing”).

On January 9, 2024 (the “Second Tranche Closing Date”), the Company entered into an Amendment to the Securities Purchase Agreement (the “Amendment to Purchase Agreement,” and the Initial Securities Purchase as so amended, the “Purchase Agreement”), and closed a $10 million second tranche (the “Second Tranche”) of the offering, resulting in the issuance to the Investors of (i) 4% Senior Original Issue Discount Convertible Notes due 2026 in an aggregate principal amount of $10,000,000.00 (the “Second Tranche Notes”) convertible into a number of the Company’s Ordinary Shares (the “Ordinary Shares”), and (ii) Warrants with a 5-year maturity (the “Second Tranche Warrants”) to purchase an aggregate of 2,288,678 Ordinary Shares.

A third tranche issuance of notes and warrants (the “Third Tranche”) is subject to the mutual consent of the parties, and may be provided for up to a total of $10 million in principal amount of notes. Such Third Tranche would close only after the effective date of the Registration Statement (as defined below) and upon the satisfaction (or waiver) of the closing conditions for the Third Tranche specified in the Purchase Agreement.

Pursuant to the Registration Rights Agreement, dated July 11, 2023 (the “Registration Rights Agreement”), with the Investors, the Company is obligated to file a registration statement no later than 20 trading days after the Second Tranche Closing Date covering the resale of the Ordinary Shares issuable upon conversion of the Second Tranche Notes and the exercise of the Second Tranche Warrants. The Company intends to cause such registration statement to be declared effective as soon as practicable after filing thereof but in no event later than the date that is 75 days following the Second Tranche Closing Date, if such registration statement is subject to review by the SEC.

The terms of the Amendment to Purchase Agreement, the Second Tranche Notes and the Second Tranche Warrants are summarized below. The following description of the Amendment to Purchase Agreement, the Second Tranche Notes and the Second Tranche Warrants are a summary only and does not purport to be complete and, is qualified in its entirety by reference to, the full text of such documents, the forms of which is attached hereto as Exhibit 10.1, 10.2, and 10.3 respectively, and incorporated herein by reference.

The Second Tranche Notes and the Second Tranche Warrants described above were offered and sold in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

Summary Terms of the Amendment to Purchase Agreement

The Amendment to Purchase Agreement modifies the Original Securities Purchase Agreement and the terms of the other transaction documents as follows:

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Fixed Conversion Price and Exercise Price. All references in the applicable transaction documents for the Second Tranche to the Fixed Conversion Price and the Exercise Price was changed from $30.00 to $4.00.

Floor Price. All references in the applicable transaction documents for the Second Tranche to the Floor Price was changed from $2.50 to $0.55.

Third Tranche Closing. The parties agreed to provide for a third tranche closing (subject to the mutual consent of the parties and other closing conditions) and may be provided for up to a total of $10 million in principal amount of additional notes, with terms similar to the Second Tranche Notes (the “Third Tranche Notes”). The number of warrant shares underlying the additional warrants issuable in the Third Tranche, which warrants shall have substantially identical terms to the Second Tranche Warrants (the “Third Tranche Warrants”) will be determined by dividing 30% of the principal amount of Third Tranche Notes by the VWAP as of the closing date of Third Tranche.

Registration Rights Agreement. The parties agreed to amend the Registration Rights Agreement to require the Company to file a registration statement covering all of the registrable securities issuable under the Third Tranche within 20 trading days after such closing.

Investor Resale Limitation. Provided that no event of default has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted shares from the Second Tranche Notes or Second Tranche Warrants in a weekly quantity in excess of 15% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Second Tranche Notes for the 20 trading day period following the receipt of any such conversion shares.

Waiver. Solely with respect to the Second Tranche, the Investors have agreed to waive the Company’s compliance with the following covenant: The Company shall not incur any indebtedness other than (x) indebtedness under the First Tranche Notes and Second Tranche Notes, (y) indebtedness up to $2,000,000.00 payable to Cisco System, Inc., (z) any loans provided by affiliates of the Company (not including indebtedness under (x) above); provided that no such indebtedness in the aggregate may exceed 15% of the average market capitalization of the Company’s outstanding Ordinary Shares (adjusted for the outstanding number of F Shares at the five F Share to one Ordinary Share redemption ratio as provided for under the Company’s charter documents) as reported by the trading market for the immediately preceding 10 trading days.

Share Reserve. The Company shall maintain a reserve of 45,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the Second Tranche.

Summary Terms of the Second Tranche Notes

Original Issuance Discount. The Second Tranche Notes carry a 4.0% original issue discount, resulting in proceeds before expenses to the Company from the issuance of the Second Tranche Notes of approximately $9,600,000.00. The Second Tranche Notes were issued on January 9, 2024 (the “Second Tranche Issuance Date”).

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Voluntary Conversion. The Second Tranche Notes will be convertible, immediately upon issuance at the option of the holders, at a conversion price of the lesser of (i) $4.00 per Ordinary Share (the “Second Tranche Fixed Conversion Price”), or (ii) 92% of the lowest VWAP per Ordinary Share during the 10 trading days preceding the conversion (the “Second Tranche Variable Conversion Price”). The Second Tranche Variable Conversion Price shall have a floor of $0.55 per Ordinary Share (the “Second Tranche Floor Conversion Price”). The Second Tranche Floor Conversion price of the Second Tranche Notes can be lowered by mutual consent of the Company and the Investors. With the consent of the Investors, the Company may pay the interest on the Second Tranche Notes in the form of Ordinary Shares at the applicable conversion price then in effect. In addition, the conversion prices are subject to adjustment for anti-dilution protections.

Provided that no event of default under the Second Tranche Notes has occurred, and subject to the waiver by the Company, each Investor has agreed that it shall use its commercially reasonable efforts to not sell converted shares from Second Tranche Notes or Second Tranche Warrants in a weekly quantity in excess of 15% of the average weekly trading volume of the Ordinary Shares on the Nasdaq Capital Market in the current calendar week. This provision shall not apply to any conversion shares received by a holder pursuant to any prepayment conversion rights or mandatory prepayments under the Second Tranche Notes for the 20 trading day period following the receipt of any such conversion shares.

The other material terms of the Second Tranche Notes are substantially similar to the material terms of the First Tranche Notes.

Summary Terms of the Second Tranche Warrants

The Second Tranche Warrants will be exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to Second Tranche Fixed Conversion Price for the Notes ($4.00 per Ordinary Share). Pursuant to the Purchase Agreement, on the Second Tranche Closing Date, the Investors were issued the Second Tranche Warrants to purchase up to 2,288,678 Ordinary Shares. The Second Tranche Warrants are exercisable via “cashless” exercise if, after the six-month anniversary of the Second Tranche Closing Date, there is not an effective Registration Statement (as defined above) covering resale of the Ordinary Share under the Second Tranche Warrants.

The other material terms of the Second Tranche Warrants are substantially similar to the material terms of the First Tranche Warrants.

Press Release

On January 10, 2024, the Company issued a press release announcing the entry into the Amendment to Purchase Agreement and related matters. Such press release is being furnished as Exhibit 99.1 hereto, and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Form 6-K in such filing.

First Tranche Conversions

As of the date hereof, the Investors have converted $9,500,000 of the First Tranche Notes into an aggregate of 9,249,257 Ordinary Shares. The Investors may choose to convert the remaining $500,000 of the Notes into Ordinary Shares pursuant to the terms of the First Tranche Notes. If the Investors convert all such amounts at the current floor price under the First Tranche Notes of $0.85, then the aggregate number of additional Ordinary Shares that may be issued to the Investors is 588,235. The total number of outstanding Ordinary Shares of the Company is currently 16,758,941.

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Exhibit No.	Description

10.1	Amendment to Securities Purchase Agreement, dated January 9, 2024, between the Company and the Investors.

10.2	Form of Second Tranche Senior Convertible Note

10.3	Form of Second Tranche Share Purchase Warrant

99.1	Press Release of the Company, dated January 10, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2024	SEALSQ CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer